SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

QUARTERLY FILING CERTIFICATE

PURSUANT TO ORDER GRANTING EXEMPTIONS

UNDER SECTION 3(b) TO

FOREIGN PUBLIC UTILITY COMPANIES

Release No 35-27497; File No. 70-10013

DUKE ENERGY CORPORATION

526 S. Church Street

Charlotte, North Carolina 28202

(Name of the company filing this certificate and

address of its principal executive office)

Myron L. Caldwell

Vice President and

Treasurer

Duke Energy Corporation

526 S. Church Street

Charlotte, North Carolina 28202

(Name and address of agent for service)

Please also submit copies of all correspondence to:

Robert T. Lucas III

Duke Energy Corporation

422 South Church Street

Charlotte, North Carolina 28201-1244

By order issued March 8, 2002, the Commission granted the application of Duke Energy Corporation (“Duke Energy”) under section 3(b) of the Public Utility Holding Company Act of 1935, as amended. The Commission’s order required Duke Energy to file, on a quarterly basis, a certificate containing certain information regarding the capitalization and senior debt ratings of Duke Energy. Pursuant to that requirement, Duke Energy hereby submits its certificate.

CERTIFICATE

The undersigned officer of Duke Energy Corporation hereby certifies as follows:

1. The following table shows Duke Energy’s total capitalization as of December 31, 2003

Capitalization (in millions of dollars)
December 31, 2003
Notes Payable and Commercial Paper	$130
Long-Term Debt (including current portion)	21,822
Preferred and Preference Stock	134
Minority Interests	1,701
Total Common Stock Equity	13,748

Total Capitalization	$37,535

2. As of March 1, 2004, Duke Energy’s senior unsecured debt ratings were Baa1 from Moody’s Investors Service, Inc., and BBB from Standard & Poor’s Rating Service, a division of The McGraw-Hill Companies, Inc.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 24th day of March, 2004.

/s/ Myron L. Caldwell

Myron L. Caldwell Vice President and Treasurer

Respectfully submitted,
DUKE ENERGY CORPORATION

By:	/s/ Robert T. Lucas III

Robert T. Lucas III Assistant Secretary

Dated: March 24, 2004